

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Janet Yang
Executive Vice President and Chief Financial Officer
W&T OFFSHORE INC
Nine Greenway Plaza
Suite 300
Houston, Texas 77046-0908

      Re: W&T OFFSHORE INC
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed March 5, 2020
          File No. 001-32414

Dear Ms. Yang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation